UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36490

RANGE RESOURCES – LOUISIANA, INC.

(Exact name of registrant as specified in its charter)

100 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

(817) 870-2601

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None (See Note 1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Note 1: On September 16, 2016, the registrant filed a Form 15 with the Securities and Exchange Commission with respect to the registrant’s 5.875% Senior Notes due 2022, certifying that, as of such date, there were approximately 91 holders of such notes on the date of such filing.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, Range Resources – Louisiana, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RANGE RESOURCES – LOUISIANA, INC.

By:	/s/ David S. Goldberg
Vice President – Legal, Deputy General
Counsel and Assistant Secretary

Date: September 26, 2016